Exhibit (21)

Subsidiaries of Potlatch Corporation

as of December 31, 2007 (1)

NAME	STATE IN WHICH ORGANIZED
Potlatch Forest Holdings, Inc.	Delaware
Potlatch Forest Products Corporation	Delaware
The Prescott and Northwestern Railroad Company	Arkansas
St. Maries River Railroad Co.	Idaho
Warren & Saline River Railroad Company	Arkansas
NaturNorth Technologies, LLC	Delaware
(1)	Except for NaturNorth Technologies, LLC, all of the subsidiaries in the above list are wholly owned, either directly or indirectly, by Potlatch Corporation.